787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111
July 18, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed July 17, 2025
File No. 333-288373
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated July 18, 2025.
In connection with such responses, the Company will be submitting, electronically via EDGAR, Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”). In addition to addressing the Staff’s comments, the Company has revised the Amendment to update certain other disclosures.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON LONDON LOS ANGELES MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission
July 18, 2025

Capitalization, page 63
1.We note your revision and response to prior comment 1. It is unclear how you determined the pro forma earnings per share amounts as presented in your revised disclosures. Please note that your pro forma financial information should disclose any significant quantitative and qualitative estimates and assumptions used to show how the adjustments were derived. Please revise your disclosure to ensure that the narrative description of your pro forma effects clearly support your calculations of both the numerator and denominator used in your pro forma earnings per share calculations. Your description should also address the tax effects on your adjustments, including but not limited to whether or not the statutory tax rates were used. Refer to Rules 11-02(a)(8) and 11-02(b)(5) of Regulation S-X.
Response
In response to the Staff’s comment, the Amendment has been revised. Please see page 65-66, which includes additional disclosure related to how the basic and diluted earnings (loss) per share metrics were determined.

Securities and Exchange Commission
July 18, 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,
/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.